UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 238TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26, 2014

1. DATE, TIME AND PLACE: On March 26, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE:  All the members of the Board of Directors (“Board”). The meeting was also attended by the Board of Executive Officers and, during part of the meeting, by Mr. André Dorf, CEO of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived since all those present were aware of its contents. The Directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes as an extract without the signatures of the Directors.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)              Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in March;

(ii)             Approve the minutes of the 237th Meeting of the Board of Directors held on February 26, 2014;

(iii)           Take cognizance of the key management developments and material facts in the month, as reported by the Chief Executive Officer;

(iv)           (iv.i) Take cognizance of the re-agreement of specific corporate and specific short-term targets (ICP), in light of the mitigation plan and results of the performance of the Board of Executive Officers in fiscal year 2013, which have been previously examined and its approval recommended by the Human Resources Management Committee; and (iv.ii) approve the payment of bonus, based on the individual target plans of executive officers;

(v)             Approve  the proposal for compensation of the Board of Directors and Board of Executive Officers (“Management”) and Fiscal Council to be submitted to the General Shareholders’ Meeting of CPFL Energia, for the period from May 2014 to April 2015, which has been previously examined by the Human Resources Management Committee, as follows: (v.i) overall  compensation of seventeen million, three hundred forty-four thousand, ninety-four reais and four centavos (R$ 17,344,094.04), including benefits and charges, of which one million, eight hundred sixty-nine thousand, seventy-six reais and eighty centavos (R$ 1,869,076.80) allocated to fixed compensation of the Board of Directors, and fifteen million, four hundred seventy-five thousand, seventeen reais and twenty-four centavos (R$ 15,475,017.24) as the maximum amount to be paid as fixed and variable compensation to the Board of Executive Officers; and (v.ii) the overall amount of eight hundred nineteen thousand, nine hundred thirty-six reais (R$ 819,936.00), including charges, to the Fiscal Board;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

It shall be on the record that Mrs. Maria Helena S. F. de Santana approved the disclosure of the information related to Management compensation pursuant to item 13.11 of Appendix 24 - Reference Form of CVM Instruction 480/2009;

(vi)          Recommend  that the representatives of CPFL Energia in the General Shareholders’ Meetings or Partner Meetings of its subsidiaries vote in favor of the approval of the compensation of the Management and Fiscal Council, in the estimated total of thirty-three million, two hundred eighty-one thousand, seven hundred thirty-eight reais and twenty-seven centavos (R$ 33,281,738.27), for the period from May 2014 to April 2015, of which: (vi.i)  up to thirty-two million, one hundred sixty-four thousand, six hundred and five reais and forty-seven centavos (R$ 32,164,605.47), including benefits and charges, to the Board of Executive Officers of the following subsidiaries: CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Serviços, Equipamentos, Indústria e Comércio Ltda. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and Centrais Elétricas da Paraíba S.A. – Epasa (“Epasa”);  (vi.ii) up to six hundred forty-one thousand, nine hundred thirty-two reais and eighty centavos (R$ 641,932.80), to the Board of Directors of the following subsidiaries: CPFL Geração, CPFL Paulista, CPFL Piratininga, RGE,  Paulista Lajeado and CPFL Renováveis; and (vi.iii)  up to four hundred seventy-five thousand, two hundred reais (R$ 475,200.00) to the Fiscal Council of CPFL Renováveis;

(vii)        Recommend  that the representatives of CPFL Energia in the General Shareholders’ Meetings of subsidiaries vote in favor of the approval of the respective compensation proposals for the period from May 2014 to April 2015: (a)  of the Board of Executive Officers of the subsidiaries Companhia Energética Rio das Antas S.A. (“Ceran”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Campos Novos Energia S.A. (“Enercan”) and Energética Barra Grande S.A. (“Baesa”); and (b)  of the Board of Directors of Foz do Chapecó;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(viii)        Examine, pursuant to Article 17, item “e” and Article 27 of the Bylaws, the Management Report and Financial Statements of the Company, and respective Notes, for the fiscal year ended December 31, 2013, accompanied by the Report issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), which recorded net income of nine hundred thirty-seven million, four hundred eighteen thousand, eight hundred and two reais and two centavos (R$ 937,418,802.02), adjusted as described below, resulting in a base value for allocation of net income of nine hundred and thirty million, eight hundred and fifty thousand, five hundred forty-five reais and fourteen centavos (R$ 930,850,545.14), as per Resolution 2014013-E of the Board of Executive Officers, approving its submission to the General Shareholders’ Meeting: (viii.i) plus the following amounts: (a) fifty-six million, two hundred ninety-two thousand, six hundred sixty-six reais and ninety-nine centavos (R$ 56,292,666.99) relating to net income from previous years; (b) twenty-five million, nine hundred sixty-one thousand, five hundred ninety-eight reais and twenty-five centavos (R$ 25,961,598.25) relating to realization of comprehensive income; (c) five million, one hundred seventy-two thousand, three hundred twenty-seven reais and fifteen centavos (R$ 5,172,327.15) relating to unclaimed dividends; and (d) sixty-one million, eight hundred sixty-three thousand, ninety reais and eighty-three centavos (R$ 61,863,090.83) relating to the accrual of a statutory reserve, resulting in the total amount of one billion, eighty-six million, seven hundred and eight thousand, four hundred eighty-five reais and twenty-four centavos (R$ 1,086,708,485.24);and (viii.ii) less the following amounts: (a) forty-six million, eight hundred and seventy thousand, nine hundred and forty reais and ten centavos (R$ 46,870.940.10) relating to accrual of the legal reserve; and (b) one hundred and eight million, nine hundred eighty-seven thousand reais (R$ 108,987,000.00) relating to the accrual of a retained profits reserve for investment;

(ix)           Approve, pursuant to Article 17, item “e" and Article 27, paragraph 2 of the Bylaws, and in accordance with Resolution 2014013-E of the Board of Executive Officers the proposal for allocation of the net income for fiscal year 2013, as follows: (ix.i) accrual of legal reserve, of forty-six million, eight hundred and seventy thousand, nine hundred and forty reais and ten centavos (R$ 46,870,940.10);(ix.ii) accrual of a retained profits reserve for investment and capital budget, of one hundred and eight million, nine hundred eighty-seven thousand reais (R$ 108,987,000.00), aiming to ensure the investment plan for expansion and preservation of the Company’s business, as estimated in the budget for the period from 2014 to 2018; (ix.iii) the payment of interim dividends, as recorded in the balance sheet of June 30, 2013 and calculated towards the minimum mandatory dividend, in the amount of three hundred sixty-three million, forty-eight thousand, eight hundred seventy-eight reais and thirty-seven centavos    (R$ 363,048,878.37), as approved at the 226th Meeting of the Board of Directors held on August 14, 2013, and paid to shareholders on October 1, 2013; and (ix.iv) declaration of additional dividends, in the amount of five hundred sixty-seven million, eight hundred and one thousand, six hundred sixty-six reais and seventy-seven centavos (R$567,801,666.77), equivalent to R$0.590062200 per share, to be paid, upon approval of the General Shareholders’ Meeting of the Company, on a date yet to be defined by the Board of Executive Officers, in fiscal year 2014, observing the availability of funds, pursuant to Paragraph 3, Article 205 of Federal Law 6,404/76, and upon simple notice to the Board of Directors;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

The following persons participated in the presentation of the Financial Statements and allocation of the net income for 2013: Mr. Antônio Carlos Bassalo, Accounting Officer, Mr. Marcelo Magalhães Fernandes, partner and representative of Deloitte, and Mr. William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council, as provided for in Paragraph 3, Article 163 of Federal Law 6,404/76;

(x)           Take cognizance of the recommendation for approval of the Financial Statements and allocation of the net income for the fiscal year ended December 31, 2013 by the management bodies of the subsidiaries: CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, RGE, CPFL Geração, Paulista Lajeado, CPFL Jaguari de Geração de Energia Ltda. (“Jaguari Geração”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Brasil, CPFL Planalto Ltda. (“CPFL Planalto”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Sul Geradora Participações S.A. (“Sul Geradora”), CPFL Serviços, CPFL Atende, Nect, CPFL Total, CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”) and CPFL Renováveis,registering that the companies CPFL Cone Sul, CPFL Meridional, CPFL Jaguari, CPFL Planalto, Sul Geradora, CPFL Telecom and CPFL Renováveis recorded net losses, for which reason there is no net income to be allocated or distributed; and recommend that the representatives of the Company and its subsidiaries vote in favor of the respective approvals in the General Shareholders’ Meetings and/or Partner meetings (Resolutions 2014001-A, 2014001-Cg, 2014001-CL, 2014001-Co, 2014001-J, 2014001-Ja, 2014001-Jg, 2014001-Lp, 2014001-Mo, 2014001-N, 2014001-PL, 2014001-Po, 2014001-S, 2014001-SC, 2014001-Sg, 20140001-Sp, 2014001-T, 2014001-Te, 2014001-To, 2014002-G, 2014002-Pi, 2014003-R, 2014004-Pa, 2014013-B and 2014019-E of the Board of Executive Officers);

(xi)          Recommend that the representatives of the Company and its subsidiaries vote for approval of the following items: (xi.i) CPFL Cone Sul, CPFL Jaguariúna, CPFL Jaguari, CPFL Leste Paulista, CPFL Mococa, CPFL Serviços, CPFL Santa Cruz, CPFL Sul Geradora, CPFL Sul Paulista, CPFL Transmissão, CPFL Telecom, CPFL Piratininga, RGE and CPFL Paulista:capital increase and the consequent amendment to the Bylaws or Articles of Organization (Resolution 2014001-Co; 2014001-J; 2014001-Ja; 20140001-Lp; 2014001-Mo; 2014001-S; 20140001-SC; 2014001-Sg; 2014001-Sp; 2014001-T; 2014001-Te; 2014002-Pi; 2014003-R and 2014004-Pa of the Board of Executive Officers); (xi.ii) (a) Ceran:election of the members of the Board of Executive Officers and Board of Directors;(b) Enercan: ratification of the election of the members of the Board of Executive Officer; (c) CPFL Paulista, CPFL Geração, CPFL Piratininga, Chapecoense Geração S.A. (“Chapecoense”) and Foz do Chapecó: election of the members of the Board of Directors; (d) Baesa: ratification of the election of the members of the Board of Directors; and (e) Epasa:ratification of the election of the members of the Fiscal Council; (xi.iii) CPFL Renováveis: (a)election of the members of the Board of Directors and Fiscal Council; (b) amendment and restatement of the Bylaws (Resolution 2014026-E of the Board of Executive Officers); and (d) contracting of financing from the Study and Project Financing Entity (FINEP) (Resolution 2014017-E of the Board of Executive Officers); (xi.iv) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: declarations of the amount of electricity to be acquired and participation in the Auction for Contracting Electricity from New Projects - A-3 Auction (Resolution 2014015-E of the Board of Executive Officers); (xi.v) CPFL Geração and CPFL Renováveis:acquisition of electricity (Resolution 2014016-E of the Board of Executive Officers); and (xi.vi) RGE: (a)election of the members of the Board of Directors; and (b) contracting companies for the provision of continuous construction and scheduled maintenance services to the electricity lines and distribution grids in urban and rural areas (CCM) - Resolution 2014014-E of the Board of Executive Officers; and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(xii)         Approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and Article 17, item “d” of the Bylaws, the call notice to the Annual Shareholders’ Meeting of the Company, to be held on April 29 (twenty-nine).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.